Exhibit 99.3

Summary of the Financial Statements of Ellomay Luzon Energy Infrastructures Ltd. for September 30, 20251

Ellomay Luzon Energy Infrastructures Ltd.

Condensed Statements of Financial Position

	As at September 30		As at December 31
	2025	2024	2024
	Unaudited		Audited
	NIS in thousands
Assets
Current assets:
Cash and cash equivalents	331	125	1,962
Trade and other receivables	6,771	286	426
	7,102	411	2,388
Non-current assets:
Investment in equity accounted investee	880,232	289,613	312,190
	887,334	290,024	314,578

Liabilities and Equity

Current liabilities:
Trade, related parties and other payables	12,377	387	1,125
Loans from banks	87,854	-	-
	100,231	387	1,125
Non-current liabilities:
Loans from banks	332,146	-	-
	432,377	387	1,125

Equity:
Share capital	*	*	*
Share premium	105,116	105,116	105,116
Capital notes	46,933	46,933	46,933
Accumulated profit	302,908	137,588	161,404
	454,957	289,637	313,453
	887,334	290,024	314,578

*	Represents an amount less than NIS 1 thousand

1	Summary of Hebrew version, the original language was published by Ellomay Capital Ltd. in Israel and is available upon request.

Ellomay Luzon Energy Infrastructures Ltd.

Condensed Statements of Comprehensive Income

	Nine Months ended September 30		Three Months ended September 30		Year ended December 31
	2025	2024	2025	2024	2024
	Unaudited		Unaudited		Audited
	NIS in thousands

Other income, net	-	-	-	-	10,451
Gain on bargain purchase	112,842	-	112,842	-	-
General and administrative expenses	(676)	(1,282)	(274)	(315)	(2,089)
Financing expenses	(5,558)	(402)	(5,262)	(127)	(530)
Share of profits of equity accounted investee	34,896	47,319	32,891	29,689	83,959
Total comprehensive income for the period	141,504	45,635	140,197	29,247	91,791

Ellomay Luzon Energy Infrastructures Ltd.

Condensed Statements of Changes in Equity

	Share Capital	Capital Notes	Share Premium	Accumulated Profit	Total Equity
	NIS in thousands

Balance as at January 1, 2025 (audited)	*	46,933	105,116	161,404	313,453
Transaction during the nine-month period ended September 30, 2025 (unaudited) –
Total comprehensive profit for the period	-	-	-	141,504	141,504
Balance as at September 30, 2025 (unaudited)	*	46,933	105,116	302,908	454,957

Balance as at January 1, 2024 (audited)	*	46,933	105,116	99,480	251,529
Transaction during the nine-month period ended September 30, 2024 (unaudited) –
Dividend	-	-	-	(7,527)	(7,527)
Total comprehensive profit for the period	-	-	-	45,635	45,635
Balance as at September 30, 2024 (unaudited)	*	46,933	105,116	137,588	289,637

Balance as at July 1, 2025 (unaudited)	*	46,933	105,116	162,711	314,760
Transaction during the three-month period ended September 30, 2025 (unaudited) –
Total comprehensive profit for the period	-	-	-	140,197	140,197
Balance as at September 30, 2025 (unaudited)	*	46,933	105,116	302,908	454,957

Balance as at July 1, 2024 (unaudited)	*	46,933	105,116	115,868	267,917
Transaction during the three-month period ended September 30, 2024 (unaudited) –
Dividend	-	-	-	(7,527)	(7,527)
Total comprehensive profit for the period	-	-	-	29,247	29,247
Balance as at September 30, 2024 (unaudited)	*	46,933	105,116	137,588	289,637

Balance as at January 1, 2024 (audited)	*	46,933	105,116	99,480	251,529
Transaction during the year ended December 31, 2024 (audited) –
Dividend	-	-	-	(29,867)	(29,867)
Total comprehensive profit for the period	-	-	-	91,791	91,791
Balance as at December 31, 2024 (audited)	*	46,933	105,116	161,404	313,453

*	Represents an amount less than NIS 1 thousand

Ellomay Luzon Energy Infrastructures Ltd.

Condensed Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2025	2024	2025	2024	2024
	Unaudited		Unaudited		Audited
	NIS in thousands

Cash flows from operating activities -
Net profit for the period	141,504	45,635	140,197	29,247	91,791

Adjustments needed to present cash flows from the Company’s operating activities:
Adjustments to the Company’s profit and loss items:
Gain on bargain purchase	(112,842)	-	(112,842)	-	-
Financing expenses	5,558	402	5,262	127	530
Company’s share of profits of equity accounted investee	(34,896)	(47,319)	(32,891)	(29,689)	(83,959)
	(142,180)	(46,917)	(140,471)	(29,562)	(83,429)

Changes in the assets and liabilities of the Company:
Decrease (increase) in trade and other receivables	(647)	472	(401)	61	204
Increase (decrease) in trade, related parties and other payables	6,326	(993)	6,136	(1,511)	(255)
	5,679	(521)	5,735	(1,450)	(51)
Net cash provided by (used in) operating activities	5,003	(1,803)	5,461	(1,765)	8,311

Cash flows from investing activities -
Purchase of shares of equity accounted investee	(420,304)	-	(418,831)	-	-
Deposit in escrow for purchase of shares	(6,330)	-	(6,330)	-	-
Dividend from equity accounted investee	-	9,375	-	9,375	23,438
Net cash provided by (used in) investing activities	(426,634)	9,375	(425,161)	9,375	23,438

Cash flows from financing activities -
Receipt of long-term loans and undertakings	332,146	-	332,146	-	-
Receipt of short-term loans from banks and others, net	87,854	-	87,854	-	-
Dividend paid	-	(7,527)	-	(7,527)	(29,867)
Net cash provided by (used in) financing activities	420,000	(7,527)	420,000	(7,527)	(29,867)

Change in cash and cash equivalents	(1,631)	45	300	83	1,882
Cash and cash equivalents at the beginning of the period	1,962	80	31	42	80
Cash and cash equivalents at the end of the period	331	125	331	125	1,962

The financial statements of Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) as of and for the three and nine months ended September 30, 2025, include a note stating that Ellomay Luzon Energy performed a purchase price allocation in connection with the July 22, 2025 acquisition of 15% of the shares of Dorad Energy Ltd. (“Dorad”) as follows:

	Fair Value 100%	Fair Value 15%
	NIS in thousands
Tangible Assets:
Dorad’s adjusted equity as of acquisition date (July 22, 2025)	1,658,511	248,777
Cost excess due to bank loans	(106,983)	(16,047)
Total tangible assets	1,551,528	232,730

Intangible Assets:
Production and supply license - Dorad 1	2,207,467	331,120
Production license - Dorad 2	342,355	51,353
Tax reserve for intangible assets	(561,853)	(84,278)
Gain on bargain purchase*	(752,277)	(112,842)
	2,787,220	418,083

*	The net amount recognized at the acquisition date for the identifiable assets exceeds the cost of the business combination as determined above. The difference, totaling NIS 112,842 thousand, was recognized in Ellomay Luzon Energy’s statements of comprehensive income for the nine and three-month periods ended September 30, 2025, as “gain on bargain purchase.”

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